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ERG GROUP

26 November 2003

03045117

82-2373

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Addresses by the Chairman and Chief Executive Officer;
- AGM slide presentation;
- Media Release headed "ERG Retires Proton World Liability at a Discount"; and
- Announcement headed "Disclosure of Proxy Votes for AGM".

Yours faithfully

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

dlw 12/17

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr261103.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia

Addresses by the Chairman and Chief Executive Officer

Annual General Meeting of Shareholders

26 November 2003

ERG

GROUP

Address by the Chairman – Mr Tony Shepherd

Ladies and Gentlemen

I would like to take this opportunity to introduce myself to you. For those of you not aware, my name is Tony Shepherd. I commenced in the role of Chairman of ERG in May of this year, following the Extraordinary General Meeting to recapitalise the Company. I have had an extensive career with the Transfield Holdings Group dating back to 1978 and I am currently Deputy Chairman of Transfield Services Limited, a position I have held since 2001. My career has provided me with more than 30 years' experience in the commercialisation and development of major public and private infrastructure projects both in Australia and South-East Asia. I am also a Director of ADI Limited, Vice President of the Australian Council for Infrastructure Development Limited and a trustee of the Sydney Cricket and Sports Ground. I am very pleased to have joined the ERG Board at what, I believe, is an exciting and challenging time and I hope my experience can be of benefit as we move forward.

We have a new look Board since the last shareholder meeting. I would like to take a moment to introduce my fellow Directors, together with our Chief Financial Officer, to you.

- Mr Peter Fogarty, Chief Executive Officer
- Mr Robert Topfer, Non-Executive Director
- Newly appointed Non-Executive Director, Mr Duncan Saville
- Mr David Humann, Non-Executive Director
- Chief Financial Officer, Mr Yew Seng Kwa. Kwa has been a tower of strength since joining the Company in mid-2002.

Mr Saville is a chartered accountant and the principal of a funds management group. Mr Saville represents interests that hold approximately 25% of the shares of ERG. He is an experienced director and currently holds directorships of a number of infrastructure funds, a water utility company and an international airport company.

As we have announced, Mr Fogarty will stand down from the Board and his replacement, Dr Allan Sullivan, will be appointed a Director.

I would like to acknowledge the contributions of long-serving Board members that retired during the year; namely, Chairman Sandy Murdoch and Non-Executive Directors Mick Bolto and Greg Crew.

It has certainly been a year of transition for ERG. We have been through a very difficult two years; however, the significant achievements of the last 12 months have placed the Company in a far stronger financial and strategic position.

We have focused on strengthening ERG's financial position with a view to returning to profitability as soon as possible. There have been three significant items achieved during the year which I will summarise, but Peter Fogarty will provide further detail:

- Firstly, the capital restructure approved by shareholders and former convertible noteholders at meetings in March and April. The restructure has seen $250 million in convertible note debt converted into equity, which in turn removes annual interest charges of $18.75 million. I would like to formally acknowledge the support of our investors for this proposal. The restructure has been fundamental to the strengthening of our balance sheet and repositioning of the Company in the equity markets.

- Secondly, the sale of our subsidiary, Proton World, has returned a significant sum of cash back to the Company while also eliminating $15 million in annual amortisation charges associated with the goodwill on acquisition. We have reported a loss on the sale of Proton in the 2003 financial year; however, we have the potential to recover that loss through "earn out" royalty payments that have not been brought to account.

- Finally, we have restructured our contract for Rome and the surrounding region of Lazio. This results, once again, in the return of significant capital while also removing annual depreciation charges of $7 million. The restructure will also allow us to move ahead with the installation of our system into Lazio.

The collective impact of these transactions is significant with more than $40 million removed from annual interest, depreciation and amortisation charges. Our balance sheet is now far healthier with a strong cash position and significantly reduced debt levels. At 30 June 2003, we had total cash reserves of $54 million—including cash committed as security for performance bonds—and this position improved to $93 million as at 31 October 2003 of which $34 million was security for performance bonds. As a result of our improved position, our auditors issued a clean unqualified audit opinion on our 2003 financial statements.

The Board also undertook a comprehensive review of the carrying value of all assets and elected to make certain write-downs and provisions during the year that totalled $114.2 million. This was certainly the major element of the loss we reported for the year.

The actions I have outlined have largely addressed our balance sheet and cost structures; however, that has not been our exclusive focus. We have also continued to win new projects with more than $850 million in revenue to come from projects in Sydney, Seattle, Stockholm, Washington DC, Lazio, Yorkshire and the second phase of San Francisco. This revenue will continue to flow for periods up to 13 years after the systems are installed and operational. These projects will initially contribute revenue to our Supply and Installation segment during their build phase and then transition to our Operation and Maintenance segment once they are live. Strategically, we value projects that deliver long-term revenues through the outsourced operation and/or maintenance of the system.

We have viewed 2003 as a year in which we have "got our house in order". We are now looking ahead with a clear focus on delivering profits as soon as possible. We have laid a solid foundation and it has been gratifying to see the share market rating the Company more favourably over recent months; however, we recognise there is still work to be done. We are on the right path, but not yet at our destination.

We recognise we must deliver profits and in order to do so we must be focused on the delivery of our projects. We have invested significantly in our project management systems to ensure we have proper

control and timely and accurate reporting of our projects. I am very pleased to announce that we have recently been awarded a Primavera Excellence Award for the installation and use of Primavera's market-leading project management software. At an award ceremony in London last week, we joined previous winners of Primavera's prestigious awards such as Boeing, Hewlett Packard, ChevronTexaco and Johnson and Johnson. Congratulations to our Chief Operating Officer, Mr Terry O'Leary, who has led the charge on that front.

While on the subject of awards, we were very proud to receive the Sesames award for Best Transportation Application of smart cards for the system implemented in Singapore in 2002. The award was presented in Paris last week during the Cartes and IT Security 2003 trade show. This is the primary trade show for our industry. The Sesames awards are presented annually as part of this trade show and are widely recognised as the highest accolade within the industry. The awards are decided by an international jury made up of smart card experts from the industry and specialised smart card journalists. It is a great honour to be recognised by your peers within the industry and a testament to the strength of our technology.

We cannot rest on our laurels and be satisfied just with the projects we have. In order to continue to sustain and grow the business we must not only generate ongoing revenues from our existing projects, but also continue to win new projects. It is, however, important that we manage the exposure of our own balance sheet to these projects. We will only bid for projects with a satisfactory margin and cash requirement – we will not low bid a project simply to gain market share.

Corporate governance has been a widely discussed topic in the Australian market since the release of the Australian Stock Exchange Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations document in March of this year. As a Board, we are committed to compliance with these recommendations and have taken appropriate steps well in advance of the recommended deadlines to ensure early compliance. I invite you to visit the new Corporate Governance section of our website.

As you are no doubt aware, our long-serving CEO, Mr Peter Fogarty, has announced his plans to retire at the end of the year, following a serious accident on a rural property. Mr Fogarty has been CEO for 18 years and his commitment and drive have seen ERG transformed from a fledgling Perth company in the mid-1980s to a company that has become a dominant player in its industry on the global stage. Today, ERG has a market capitalisation of nearly $400 million and employs 800 people around the world. He has ridden the peaks and troughs of market sentiment towards technology-based companies and will now leave ERG in strong financial condition with a healthy outlook. Over the last 12 months, he has led the initiatives I have spoken about today which will ensure his successor can focus on project delivery without major outstanding issues to divert his focus. Mr Fogarty will remain as a consultant for another two years to ensure a smooth transition to our new CEO, while also working on special projects. On behalf of the Board, I would like to thank Peter and his poor suffering family for his years of service and wish him the best of luck in his recuperation.

Our new CEO is Dr Allan Sullivan. Allan Sullivan will take the reigns from January next year after completing his current role with Siemens. As he has not yet commenced with ERG, he is not here today. He is currently a member of the Siemens Building Technology Executive Board and Global Head of the Siemens HVAC Products Division based in Switzerland. Allan currently has responsibility for 3,500 employees and his division reported net sales of US$675 million in the 2002 financial year. He is Australian born and educated, having a received a doctorate in electrical engineering from the University of Sydney. He is also fluent in German and Dutch.

Allan Sullivan has an impressive CV with a background of 30 years' international experience in the development and operation of engineering and technology companies, particularly in Europe, which makes him ideally suited to execute ERG's forward strategy. We will remain strategically focused on the profitable and timely delivery of our projects in order to grow our portfolio of operational sites producing recurring revenue streams.

In the interests of corporate governance best practice, I would like to advise the key elements of Dr Sullivan's remuneration package are as follows:

- a three-year term with a base salary of $550,000 per annum and the provision of a modest motor vehicle and housing allowance
- an annual bonus up to $550,000 dependent on the achievement of certain milestones, which may be increased by up to a further $400,000 should these milestones be exceeded by 50%. The milestones will be determined by the Remuneration and Nominations Committee
- no options have been issued as part of his package
- should his appointment be terminated by the Company during the initial three-year term, the Company is obliged to pay out the remainder of that term.

In closing, I would to like to once again thank you for your ongoing support as shareholders, and more particularly your support earlier in the year when your votes were required for our very important capital restructure. I assure you the Board and management are totally committed to rewarding your support with a return to profitability as soon as possible.

I would now like to ask our CEO, Mr Peter Fogarty, to address the meeting.

I look forward to your questions after Mr Fogarty's address.

A F Shepherd
Chairman

Address by the Chief Executive Officer – Mr Peter Fogarty

Ladies and Gentlemen

As announced on 23 October 2003, I intend to stand down as both Chief Executive Officer and a Director of ERG at the end of the calendar year. Having spent the last 18 years of my life dedicated to building the Company, it was a very difficult decision but one that I believe is in both the Company's and my best interests. As a result of a rural accident, I now face a lengthy recuperation process that will prevent me from travelling and keeping up with the demands of the role of CEO.

ERG was in the fortunate position that the Board had been in discussions with Dr Allan Sullivan for some time regarding a senior role or possible directorship position and he appears to be a ready made replacement. I will certainly not be abandoning the Company. I will be available to assist Allan in his new role and also work on special projects for the Company. I will be maintaining my personal shareholding in ERG as I have great faith in its technology, people and future.

I am bitterly disappointed with the performance of the last two years. However, I take great pride in what the management team and I have achieved over the past 12 months and the vastly improved financial position of the Company.

2003 Financial Performance

I would initially like to review the financial performance for the year ended 30 June 2003 (Slide 5). We reported a full-year loss of $198.3 million incorporating significant items of $114.2 million. Total revenue was $327.6 million; however, this includes proceeds from the sale of our subsidiary, Proton World and the investment in ECard. Excluding these items, revenue was $228.0 million, which is a significant reduction over the 2002 level.

The reduction in revenue reflects the continued delays experienced in the commencement of the major projects won by ERG over the last two years. The delay in the commencement of contracts has a direct impact on our revenue that has only started to be rectified in the last quarter of the financial year.

These headline numbers are certainly disappointing and unacceptable. As a result, we made significant changes to our structure and the way we do business. However, there are some promising indicators that I will run through in more detail.

Our financial performance improved significantly in the second half of the year driven by the implementation of our cost reduction initiatives and the commencement of major new projects (Slide 6). Excluding the significant items, our EBITDA (earnings before interest, tax, depreciation and amortisation) loss narrowed to $1.1 million, compared to $25.4 million in the first half. Similarly, operating activities generated positive cash flow of $6.5 million in the second half, compared to a negative cash flow of $10.0 million in the first half. These improvements are by no means the end point; however, they certainly indicate we are moving in the right direction.

Breaking the result out by segment demonstrates the impact of the continued delays in the commencement of projects during the 2003 financial year (Slide 7). During their build phase, projects contribute revenue to the Supply and Installation segment. Revenue in this segment was $89 million representing a reduction of

37% over the previous year. Worthy of note is that no individual project contributed more than $10 million revenue. We expect this position to turn around in 2004 with revenue from projects under way in Sydney, Seattle, Stockholm, Washington DC and Gothenburg. We also expect the second phase of projects in Rome and San Francisco, as well as the Yorkshire project, to commence during the year.

The Operation and Maintenance segment represents revenue earned once a project is installed and live. The main contributors to this segment during 2003 were outsourcing fees from Melbourne and Rome, and maintenance fees from Hong Kong and Singapore. Given the nature of this segment, we would expect revenues to remain relatively stable until the current round of project installations are completed.

I might add that contrary to occasional media reports, the Melbourne system is running at all time high efficiency levels and we have been awarded a bonus under the contract for our performance (Slide 8). We settled scope creep claims with the customer during the year worth $65 million, with an additional $3 million per year for the remainder of the contract to control vandalism.

The June 2003 balance sheet is in a far healthier position than 12 months ago (Slide 9). Driven by the major initiatives that I will discuss in a moment, the net asset position improved by $46.9 million to $198.7 million and, importantly, our debt to equity position dropped from 229% to 29%. Total cash reserves were $54.2 million incorporating the funds on deposit to secure performance bonds.

This position was further enhanced subsequent to year-end with the renegotiation of the Rome contract and a potential new $25 million bond facility with the Export Finance and Insurance Corporation. At 31 October 2003, our total cash reserves stood at $92.7 million, of which $34.3 million was committed as security for performance bonds (Slide 10).

The initiatives we have put in place now focus on continuing to strengthen the balance sheet, rebuilding profitability and building positive cash flow.

Major Initiatives

During 2003, the Board and management have been focused on repositioning the Company to ensure a return to profitability as soon as possible. With the project delays experienced, it was clear we would not report a strong financial result in 2003, so the focus was one of restructuring and ensuring the long-term survival of ERG. In January 2003, the Company had its back to the wall and only hard work and committed management, with the support of our investors, could turn that around. We started the year with a corporate action list of approximately 100 items of which 97 are now either completed or near completion (Slide 11). The entire worldwide management team and Board met off site for a week in a thorough strategy session where we agreed the way forward and have since gone on to develop our five-year business plan. We have also seen a turnover in management with several of the Company's "old guard" retiring, making way for a young committed team. This aggressive management approach has been the key to the turnaround we are currently experiencing.

As noted by the Chairman, there have been three major initiatives that have significantly improved the balance sheet and profit outlook for ERG. I would like to provide an overview of these items.

1 Capital Restructure

The capital restructure involved the conversion of $250 million in listed convertible notes into equity (Slide 12). Many of you will have attended either the noteholder or shareholder meetings earlier this year where we received overwhelming support for the proposal from both groups of investors. Under the terms of the restructure, we issued approximately 1.7 billion new shares to convertible noteholders that extinguished our liability to them, and then subsequently consolidated the number of shares on issue on the basis of 1 for 10. As a result, the share price has responded well and has almost doubled since June.

The capital restructure originally contemplated a rights issue; however, we determined that was no longer appropriate at the time based on the successful completion of the Proton sale and Rome contract restructure. The capital restructure saves $18.75 million in annual interest charges which took effect from April 2003. The impact of this transaction on our profitability therefore began to have an impact in the second half of the 2003 financial year and we will receive the full benefit during 2004.

2 Sale of Proton World

In March, we announced the sale of our 100% owned subsidiary, Proton World, to the Swiss group, STMicroelectronics (ST) (Slide 13). Under the terms of the sale we will receive approximately $60 million in cash while retaining a worldwide twenty-year licence to the Proton technology and exclusive access to certain customers for a five-year term. The sale also removes Proton's annual operating losses of $2–3 million from ERG's accounts and eliminates $15 million in annual goodwill amortisation charges. These benefits took effect from April 2003 and will therefore flow through in full during 2004.

We have recorded a loss on sale from this transaction totalling $56.4 million; however, in calculating that figure we have not taken into account our capacity to earn an additional $38 million, based on future milestones linked to ongoing support of the Proton technology; and the impact an improved ERG share price will have on that loss. Under ST's ownership, we expect Proton to have the resources to fast track further development of its technology, the benefits of which will flow through to ERG under the licence agreement.

3 Rome Contract Restructure

Subsequent to year-end, we announced that we had favourably restructured the contracts for our Rome project (Slide 14). Historically, we had our own capital invested in the equipment installed in Rome and were due a return based on the use of smart cards in Rome and the surrounding region of Lazio. For local political reasons the Lazio installation did not proceed as planned and the rollout of smart cards to replace the paper tickets did not move ahead at the rate anticipated. That left ERG in a position where losses were being incurred and capital was tied up which led to sizeable depreciation charges.

We have renegotiated a position where the Rome authorities will pay us up to $52 million for the hardware and software licence rights, $16 million in software maintenance fees, and we will move ahead with Lazio installation that will return approximately $43 million – a total of more than $100 million being returned to ERG as a result of the restructure. Under the terms of this deal we also retain a 30% interest in the ongoing operation of the system and the profits it will generate. This

transaction took effect during September 2003 so we will begin to see its effects in the next half-year result, with the full benefit in the second half. The Lazio contract is still being finalised.

As the Chairman indicated, collectively these items have removed $40 million from our annual depreciation, amortisation and interest charges, while dramatically strengthening the balance sheet through the conversion of depreciating assets into cash and the removal of debt.

We now have the right structure to move ahead with the projects we have won over recent times (Slide 15). We have more than $850 million in revenue to come from projects awarded over the last 12 months. The projects come from all of our regions, with the two largest being Sydney and the second phase of San Francisco. Both of these projects include long-term operating contracts. We have key sites in each of our regions that place us in a very strong strategic position. To continue to be awarded these major projects during a period of restructure, where there were questions raised over the financial viability of ERG, has perhaps been our greatest achievement over the last 12 months.

We don't expect to win every tender we submit and there were three projects you may have seen in the press that ERG was not awarded during the year (Slide 16). In Australia we were not awarded projects in Perth and Brisbane, primarily on the basis of price. Based on the figures reported in the press, we believe our competitors low bid these projects in order to gain market share. We are not prepared to do that. Naturally, we were disappointed not to receive the support of the Western Australian State Government for the second time, despite the contribution we make to this State. We were also unsuccessful in a tender in the Netherlands where the customer required a performance bond of Euro 100 million. We were not prepared to conform with this requirement. We are, however, satisfied that our approach to tenders during the year has yielded a more than satisfactory outcome of new work and minimised shareholder risk.

Current Positioning

The 2004 financial year will begin to show the fruits of our efforts. We have previously stated that we expect to be profitable for the full financial year with the profit weighted towards the second half of the year. Based on our year-to-date performance and internal projections we consider this forecast to remain appropriate.

The first half of the year has seen the ramp up of our major projects in Sydney, Seattle Stockholm and Washington DC. We also expect the San Francisco Phase 2, Lazio and Yorkshire installations to contribute revenues during the financial year. In 2004, we must consolidate the good work done and focus on the delivery of our projects. We have cleared away the major restructuring items that had the potential to divert our attention.

We therefore expect to see an increase in operating revenue in 2003 of over 30% (increasing by an estimated 40% in 2004) driven from the Supply and Installation segment. We recognise revenue on a percentage of completion basis during the build phase of the project, which means the level of revenue recognised in the early ramp up phase is at a slower rate than later in the project. As a consequence, we expect Supply and Installation revenue to be stronger in the second half of the year as the activity on the projects moves into full swing.

Once the projects become operational, they will generally contribute revenue from the outsourced operation of the system. The projects in Sydney, San Francisco and Seattle will primarily drive the growth of revenue in the Operation and Maintenance segment. It is important to note that there is a transitional phase between supply and operating revenue. We will begin to earn recurring revenues once the first components of the

system are operational. For example, the Sydney system is scheduled to be operational in the inner city in late 2004, with the bulk of the remainder of the system installed during 2005, reaching full rollout by early 2006 at which time we expect a card base of up to 2 million smart cards. We will therefore begin earning operating revenues in late 2004 at the earliest while we continue to earn supply revenue until early 2006.

The graph on this slide (Slide 17) demonstrates the revenue profile we would typically expect throughout the two phases of the relationship with a customer. The ongoing recurring revenue is clearly very valuable as the contracts are typically long-term – in the range of 10–15 years. This revenue by its nature is relatively predictable and as our portfolio of contracts contributing this revenue grows, the earnings of the Company as a whole will be smoothed out somewhat.

As mentioned earlier, we currently have operating contracts in Melbourne and Rome and maintenance contracts in Hong Kong and Singapore contributing to these revenues (Slide 18). The current portfolio of projects in their supply phase will further boost this segment over the next couple of years. As a Company, we certainly target projects that we believe can add to this portfolio of recurring revenue. We currently have an impressive portfolio of such contracts that will contribute revenue to ERG for periods up to 13 years.

Outlook

We will continue to bid for projects, but will be very selective in the process. We have an internal Bid Review Committee that plays an important role in scrutinising the margins and cash flow requirements of a potential project and strategising about whether to proceed and, if so, how best to structure the bid.

The next major bids on our horizon are Berlin and the whole of Denmark (including Copenhagen). We intend to bid for these projects and to do so in alliance with a major partner (Slide 19).

We have already announced our relationship in Germany with the IT arm of Deutsche Telekom, T-Systems, and we are in negotiations with a similarly well credentialed partner for Denmark. Bidding with an alliance partner provides an opportunity to manage ERG's balance sheet exposure to a project while also improving the likelihood of winning a bid by adding in local presence. This strategy has worked extremely well in Washington DC where we successfully bid in conjunction with Northrop Grumman; and in Las Vegas, a project undertaken in conjunction with Bombardier. Moving forward, ERG is likely to continue to bid for major projects in conjunction with an alliance partner. Our decision to bid for projects is, and will continue to be, based on margin, cash flow and the future contribution of recurring revenues.

There is no shortage of opportunities for ERG and the technology is proven in high volume operational environments (Slide 20). We are aware of 44 potential prospects within the next 12 months, with an estimated value exceeding $1 billion. Not all of these prospects will eventuate. ERG will be selective in choosing the prospects it bids for; however, the message is clear that there is abundant commercial potential for our technology. Our track record shows that we win an average of 50% of tenders we bid for. As the Chairman mentioned, our technology was recently chosen as the world's best and we are confident our competitors are still well behind in terms of back-office processing capability.

We now have an improved balance sheet and cost structure to deliver profits, so the onus is on us to focus on timely and profitable project delivery. We expect to produce good profits in 2005 with all projects at the height of their build phase and the full cost saving benefits of this year's initiatives realised. It will be important to continue to win new projects to sustain and grow our profitability in 2006 and beyond once the current projects have transitioned through to producing operation and maintenance revenue.

it is important to stress that our current projects are now contracted and any delays we may experience will only lead to a timing issue in relation to the period those revenues and profits are recognised, rather than lost earnings.

Conclusion

My 18 years at ERG have been somewhat of a roller coaster, fortunately with more ups than downs. When I took over as Executive Chairman and Managing Director in 1985, the Company had around four staff and turnover of about $600,000. It was capitalised at less than $10 million. I have great pride in the fact that I led the development of the Company to the point where we now have turnover of $300 million, 800 employees and are the dominant player in our industry.

We have experienced numerous obstacles and the impact of a sharemarket turnaround. We have also made our share of mistakes; however, fortunately over most of the 18 years we have not made too many and that is why we have survived when many companies have failed.

Together, we've demonstrated that a small Perth-based company that develops technology locally can rise to be a global leader in its field. Very few Australian companies have been able to achieve that. We have directly taken on our main competitor and over the last ten years grown our revenue at a rate that far out-strips theirs (Slide 21). This graph shows the dramatic rate at which our fare collection revenue has grown since 1993, compared with the relatively flat performance of our main competitor. We have been aggressively taking market share and you have seen our competitor's tactics in response played out in the courtrooms in Sydney and San Francisco.

The fact remains that today the smart card systems we have installed around the world support more than 20 millions cards in circulation and process more than 5 billion transactions annually (Slide 22). Those statistics are the envy of our competitors.

I'm particularly pleased we got through the two very difficult years following the tech crash. We were impacted by delays in contract awards, attacked by our competitors and received some fairly aggressive and unfair media coverage. The primary portion of our software development also took longer than originally anticipated. We were not alone during these difficult times and this slide (Slide 23) demonstrates the performance of ERG compared to two giant US technology corporations—Sun Microsystems and Lucent—over the last three years.

As a shareholder, I am well aware this does not make our returns acceptable during that time, but there were many companies that did not even survive. The past two years were the most difficult in my term as CEO and I feel it was a genuine achievement to survive and to continue winning contracts. I sincerely thank all those who supported me when the going got tough. What we achieved together was nothing short of miraculous.

Notwithstanding these problems, we have rebuilt the balance sheet and secured a solid portfolio of new contracts. Importantly, we returned to profitability in the last quarter of 2003 and we're confident that the Company should be profitable in 2004. Once again, the main risk will be the timing of our projects. I feel comfortable I am leaving the role at ERG in a strong position to move forward.

Over the last 12 months we have substantially increased our market capitalisation to approximately $370 million from approximately $140 million 12 months ago and rebuilt our financial credibility with customers (Slide 24).

I look forward to ERG growing and generating the profit it is capable of achieving. That will secure the jobs of all ERG's staff and deliver returns to shareholders.

ERG's balance sheet is very conservative and we do not have any value in our books for the significant portfolio of long-term contracts that we have.

Although the last two years have been a nightmare, it is important to remember that prior to this time we were profitable and over the years paid out more than $25 million in dividends to shareholders.

We now have a young, enthusiastic and capable management team. I have great faith in their abilities and they have proven themselves with the achievements this year in turning the Company around. They have stepped into the shoes of several long-term senior executives who retired during the year. I would like to acknowledge the contributions of Glyn Denison, Richard Howson and Colin Simpson who have played significant roles behind the scenes over many years. Each has contributed a major part of their life to ERG and made enormous sacrifices for the Company. Collectively, they gave 35 years to ERG.

I would also like to add my thanks to the retiring Board members, Sandy Murdoch, Mick Bolto and Greg Crew. I have worked with these gentlemen over many years and they too have played an important role in getting ERG to where it is today and seeing it through some difficult times.

Following the restructure, these Board members were replaced by Directors that I believe are well qualified to lead the Company forward. I was particularly pleased when Tony Shepherd agreed to become Chairman. I have known Tony through business associates for many years and he brings an excellent reputation to ERG. Duncan Saville has provided funding support to the Company when it was most needed and has been of vital importance in the Company's turnaround. He gave tremendous support when the Company needed it. Robert Topfer was introduced to you last year and since that time his financial experience has been of tremendous value to ERG. He gave me great assistance in finalising the restructure with noteholders and in finalising the Sydney contract.

In closing, I would like to wish Allan Sullivan all the best in his new role. I am looking forward to doing everything I can to help him settle in as quickly as possible, as I want to see ERG succeed. He is taking over at a time when we have a strong outlook and an excellent management team dedicated to delivering profits to shareholders.

Finally, I would like to thank you as shareholders. Most of you have shown me fantastic support even when things were tough. Our business was always going to be a challenge, particularly running it from Perth. Thank you and I hope you will see the returns to reward your patience.

P J Fogarty
Chief Executive Officer

ERG Group
19th Annual General Meeting of Shareholders
26 November 2003

WELCOME TO THE 19TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

26 November 2003

ERG GROUP

AGENDA

- Address by the Chairman
- Address by the Chief Executive Officer
- Questions and Answers
- Formal Business

ERG GROUP

2

ERG Group
19th Annual General Meeting of Shareholders
26 November 2003


ADDRESS BY THE CHAIRMAN
Mr Tony Shepherd
ERG
GROUP


ADDRESS BY THE CEO
Mr Peter Fogarty
ERG
GROUP

ERG Group
19th Annual General Meeting of Shareholders
26 November 2003

ANNUAL RESULT SUMMARY

	2003 $m	2002 $m
Total revenue[1]	**327.6**	301.6
Significant items	**114.2**	165.3
EBITDA[2]	**(26.5)**	(14.7)
Loss: EBIT[2]	**(65.1)**	(52.9)
Net loss after tax	**(198.3)**	(243.9)
Total assets	**409.5**	670.1
Operating cash flow	**(3.5)**	(54.7)

[1] Includes proceeds from sale of Proton World and ECard
[2] Excludes significant items

ERG
GROUP

5

COMPARISON 1ST VS 2ND HALF-YEAR

	June 03 $m	Dec 02 $m
Total revenue[1]	**112.2**	115.9
Significant items	**(48.3)**	(65.9)
EBITDA[2]	**(1.1)**	(25.4)
EBIT[2]	**(17.5)**	(47.5)
Net loss after tax	**(73.3)**	(124.9)
Total assets	**409.5**	536.0
Operating cash flow	**6.5**	(10.0)

[1] Excludes proceeds from sale of Proton World and ECard
[2] Excludes significant items

ERG
GROUP

6


ERG
GROUP

OPERATING RESULTS BY SEGMENT

$m	Projects, Supply & Installation	Operation & Maintenance	Corporate Financing
Revenue[1]	89.0	118.7	20.3
EBT[2]	(6.2)	(14.6)	(46.0)
Assets	100.3	171.1	138.1
Major projects	None >$10m	Hong Kong Melbourne Rome	

[1] Excludes proceeds from sale of Proton World and ECard
[2] Excludes significant items

7


ERG
GROUP

MELBOURNE PROJECT

- $65m scope creep settlement
- $3m per year to control vandalism
- All time high efficiency – bonuses received

8

ERG Group
19th Annual General Meeting of Shareholders
26 November 2003


ERG
GROUP

BALANCE SHEET SUMMARY

	2003 $m	2002 $m
Current assets	142.2	235.2
Non-current assets	267.3	434.9
Total assets	**409.5**	**670.1**
Current liabilities	127.1	199.2
Non-current liabilities	83.7	319.2
Total liabilities	**210.8**	**518.4**
Net assets	**198.7**	**151.8**
Debt to equity ratio	**29%**	**229%**

9


ERG
GROUP

CASH RESERVES AT 31.10.03

	$m
Cash at bank	58.4
Security for performance bonds	34.3
Total cash reserves	**92.7 ***

* Note: $32 million of short-term liabilities are scheduled to be paid out in November 2003 and March 2004.

10

HIGHLIGHTS OF MANAGEMENT ACTIONS

- Corporate action list of **100** items – **97** completed or near completion
- In depth strategy session – revised five-year plan
- Management changes

11

CAPITAL RESTRUCTURE

- $250m in convertible notes converted to equity
- New shares issued at $1.50
- 1 for 10 consolidation
- $18.75m annual interest saving

12

SALE OF PROTON WORLD

- $60m cash
- Worldwide licence to Proton technology
- Removes $2–3m annual operating losses, and $15m annual amortisation
- Potential to substantially recover loss on sale

ERG
GROUP

13

ROME RESTRUCTURE

- Up to $52m for hardware and software rights
- $16m for software maintenance
- $43m for Lazio installation (contract in negotiation)
- 30% ownership of ongoing operations

ERG
GROUP

14

ERG GROUP

EXISTING MAJOR PROJECTS

Project	Total Revenue $m
Lazio	43
San Francisco Phase 2	210
Seattle	120
Stockholm	49
Sydney	370
Washington DC	40
Yorkshire	60
Total	**892**

NB: Includes supply, operation and maintenance contracts

15

ERG GROUP

UNSUCCESSFUL TENDERS

- Perth – price
- Brisbane – price
- Netherlands – performance bond

16


ERG
GROUP

TYPICAL REVENUE PROFILE


BUILD PHASE
18–36 months
Card base exploited to provide additional functionality
Increasing Smart Card take-up
Up to 15 years
OPERATE PHASE

17


ERG
GROUP

RECURRING REVENUE PORTFOLIO

Projects	No of Cards Peak	Term of Contract
Operating		
San Francisco	> 400,000	13
Seattle	> 400,000	10
Sydney	2,000,000	10
Rome	1,000,000	9
Manchester	750,000	8
Yorkshire	1,500,000	7
Washington	1,000,000	5 [1]
UK/Wales	500,000	3–5
Gothenburg	400,000	3 [2]
Melbourne	Magnetic	4
Maintenance		
Hong Kong	12,000,000	4
Singapore	9,000,000	3

[1] Plus 2 one-year options
[2] Plus five-year option

18


ERG
GROUP

EXISTING ALLIANCE PARTNERS

Project/Tender	Partner
Berlin	T-Systems
Copenhagen	Under negotiation
Las Vegas	Bombardier
Washington DC	Northrop Grumman

19


ERG
GROUP

NEW OPPORTUNITIES

- 44 potential prospects in next 12 months
- Estimated value $1 billion

20


ERG
GROUP

ERG VS CUBIC
10 YEAR FARE COLLECTION REVENUE


Normalised Fare Collection Revenue
% of 1993 Revenue
1200
1000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
ERG
Cubic

ERG historical revenue normalised for sale of Telecoms busin[illegible]


ERG
GROUP

SYSTEMS INSTALLED TO DATE

- 20 million smart cards in circulation
- 5 billion transactions processed annually

COMPARATIVE MARKET CAPITALISATION

Sun Microsystems, Lucent, ERG


% of Jan 01 Market Cap
120
100
80
60
40
20
0
Sun Microsystems
Lucent
ERG

23

ERG MARKET CAPITALISATION


$ million
400
350
300
250
200
150
100
50
0
140
370
Nov 2002
Nov 2003

24


ADDRESS BY THE CEO
Mr Peter Fogarty
ERG
GROUP


QUESTIONS & ANSWERS
ERG
GROUP

FORMAL BUSINESS

ERG
GROUP

RESOLUTIONS

Resolution 1.1

Re-election of Mr Anthony Francis Shepherd

"That Mr Anthony Francis Shepherd, being a Director of the Company who was appointed by the Board of Directors as an additional Director since the last AGM, retires pursuant to Rule 7.1(e)(i) of the Company's Constitution and, being eligible, is re-elected as a Director of the Company."

ERG
GROUP

28

RESOLUTIONS

Resolution 1.2

Re-election of Mr Duncan Paul Saville

"That Mr Duncan Paul Saville, being a Director of the Company who was appointed by the Board of Directors as an additional Director since the last AGM, retires pursuant to Rule 7.1(e)(i) of the Company's Constitution and, being eligible, is re-elected as a Director of the Company."

29

THANK YOU FOR YOUR ATTENTION

19th Annual General Meeting of Shareholders

DATE 26 November 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Retires Proton World Liability at a Discount

ERG Group today announced it has reached agreement with American Express Travel Related Services Company, Inc (Amex) to purchase at a discount all amounts owing in respect of ERG's purchase of Proton World in 2001. ERG currently has liabilities totalling $20.6 million to Amex that will be extinguished in full for approximately $11.7 million, yielding a profit of $8.9 million in the current half.

As part of the settlement, ERG has agreed to release the Amex shareholding in ERG (1,484,165 shares) from escrow. These shares have been placed with financial institutions. In addition, 700,000 options issued to Amex on 22 April 2003 will be cancelled.

The key terms of the settlement are as follows:

- ERG's liability to Amex is $20.6 million comprising:
  - $1.0 million representing the remaining cash instalment from the original Proton World acquisition
  - $19.6 million representing a deferred liability based on the ERG equity issued at the same time.
- Amex will accept US$10 million, less the amount received on disposal of its ERG shares as full settlement of these liabilities. Based on the current US$ exchange rate and ERG share price, the net amount payable by ERG is approximately $11.7 million.
- ERG will fund the settlement from existing cash reserves.
- The transaction is due to settle on 21 December 2003.

–END–

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

ERG Retires Proton World Liability at a Discount

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

TO	Company Announcements Office
AT	Australian Stock Exchange Limited
FAX	1300 300 021
REF	CMP-0014-01
FROM	Clare Barrett-Lennard
DATE	26 November 2003
FAX	+61 8 9273 1208
PHONE	+61 8 9273 1255
PAGES	2
RE	**Announcement**

Dear Sirs

I confirm that at the annual general meeting of ERG Limited held today all resolutions put to shareholders were passed.

In accordance with section 251AA of the *Corporations Act*, I attach a table showing the number of proxy votes received in relation to each resolution.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax251103.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

Disclosure of Proxy Votes for AGM

26 November 2003

ERG
LIMITED

In accordance with section 251AA of the Corporations Act, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of ERG Limited at its Annual General Meeting held on 26 November 2003:

Resolution Number	Description of Resolution	The proxy is to vote for the resolution	The proxy is to vote against the resolution	The proxy is to abstain on the resolution	The proxy may vote at the proxy's discretion
1.1	Re-election of Mr Anthony Francis Shepherd	86,312,243	271,561	121,774	4,907,214
1.2	Re-election of Mr Duncan Paul Saville	86,175,816	395,303	121,693	4,919,980